K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

October 31, 2017

VIA EDGAR
Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Eagle Series Trust, Post-Effective Amendment No. 88 (Registration Nos. 811-07470 and 033-57986) (the “Trust”)

Dear Ms. Vroman-Lee:
This letter responds to the comments that you provided by telephone on August 9, 2017 to Kathy Kresch-Ingber and Franklin Na regarding your review of Post-Effective Amendment No. 88 (“PEA 88”) to the registration statement on Form N-1A for Eagle Series Trust (the “Registrant”) on behalf of Carillon ClariVest Capital Appreciation Fund, Carillon Eagle Growth & Income Fund, Carillon ClariVest International Stock Fund, Carillon Eagle Investment Grade Bond Fund, Carillon Eagle Mid Cap Growth Fund, Carillon Eagle Mid Cap Stock Fund, Carillon Eagle Small Cap Growth Fund, Carillon Eagle Smaller Company Fund, Carillon Cougar Tactical Allocation Fund, Carillon Reams Core Bond Fund, Carillon Reams Core Plus Bond Fund, Carillon Scout International Fund, Carillon Reams Low Duration Bond Fund, Carillon Scout Mid Cap Fund, Carillon Scout Small Cap Fund and Carillon Reams Unconstrained Bond Fund (each, a “Fund”).  PEA 88 was filed with the Securities and Exchange Commission (“SEC”) on June 30, 2017 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  Concurrently with the filing of this letter, the Registrant is filing Post-Effective Amendment No. 91 (“PEA 91”) to its registration statement on Form N-1A, which will become effective on November 6, 2017 pursuant to Rule 485(b) under the 1933 Act.   PEA 91 reflects changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.  Your comments are set forth in italics and are followed by the Registrant’s responses.
General Prospectus Comments
1.	Please update all missing information and confirm it will be included in PEA 91. Additionally apply relevant comments to all applicable Funds.

The Registrant confirms that all missing information is included in PEA 91 and that relevant comments have been applied to all applicable Funds.
2.	Please confirm that any recoupment by a Fund will be limited to the lesser of the expense cap in place at the time of the waiver or reimbursement, or the expense cap at the time of the recoupment.

The Registrant confirms that any recoupment by a Fund will be limited to the lesser of the expense cap in place at the time of the waiver or reimbursement, or the expense cap at the time of the recoupment.  The Registrant notes that the applicable footnote to the fee table indicates this feature and states that “[a]ny reimbursement of fund expenses or reduction in Carillon’s investment advisory

Ms. Ashley Vroman-Lee
October 31, 2017

fees is subject to reimbursement by the fund within the following two fiscal years, if overall expenses fall below the lesser of its then current expense cap or the expense cap in effect at the time of the fee reimbursement.”
3.	Please confirm that any recoupment by a Fund to Carillon Tower must be made within three years of the date that the expenses were incurred.

The Registrant confirms that any recoupment by a Fund to Carillon Tower will be made within three years of the date the expenses were incurred.  The Registrant notes that the applicable footnote to the fee table indicates that any recoupment by a Fund can only occur within the following two fiscal years.  This ensures that any recoupment by a Fund to Carillon Tower will be made within three years of the date that the expenses were incurred.
4.	For any Fund that will be a successor to a Scout Fund, please add disclosure to the performance section indicating that the performance is that of the predecessor Scout Fund.

The Registrant notes that, for each Fund that will be a successor to a Scout Fund, the paragraph above the bar chart in the performance section indicates that the performance is that of the Fund’s predecessor.
5.
If any Fund will invest in contingent convertible securities, otherwise known as “cocos," please add risk disclosure about contingent convertible securities to the Fund’s principal investment risks disclosure.

The Registrant confirms that no Fund currently intends to make an investment in contingent convertible securities that requires disclosure in the principal investment risks.
6.
For any Fund that includes emerging markets risk in its foreign securities risk disclosure, please separate foreign securities risk from emerging market risk and confirm that the Fund’s principal investment strategies disclose that the Fund will invest in emerging markets investments.

The Registrant has made the requested change.  Additionally, the Registrant confirms that, for any Fund that includes emerging markets risk as a principal risk, the Fund’s principal investment strategies disclose that the Fund will invest in emerging markets investments.
Comments on the Prospectus for the Funds
7.
For Carillon ClariVest Capital Appreciation Fund and Carillon Eagle Small Cap Growth Fund, information technology sector risk is included as a principal risk.  Please include corresponding disclosure regarding information technology investments in each Fund’s principal investment strategies.

The Registrant has made the requested change.

Ms. Ashley Vroman-Lee
October 31, 2017

8.
For Carillon ClariVest Capital Appreciation Fund, Carillon Eagle Growth & Income Fund and Carillon ClariVest International Stock Fund, the principal investment strategies disclose that the Fund may invest in stocks of any market capitalization or do not discuss market capitalization.  Please confirm whether small cap companies risk should be included as a principal risk for each Fund.

Based on each Fund’s current principal investment strategies, the Registrant confirms that small cap companies risk should not be included as a principal risk for Carillon ClariVest Capital Appreciation Fund, Carillon Eagle Growth & Income Fund or Carillon ClariVest International Stock Fund.

9.
For Carillon Eagle Growth & Income Fund, Carillon Reams Low Duration Bond Fund, Carillon Scout Mid Cap Fund and Carillon Reams Unconstrained Bond Fund, each Fund includes foreign securities risk in its principal investment strategies and risk disclosure.  If any Fund also will invest in emerging markets, please add disclosure to the Fund’s principal investment strategies and include emerging markets risk as a principal risk for the Fund.

The Registrant confirms that each of Carillon Eagle Growth & Income Fund and Carillon Reams Low Duration Bond Fund does not currently intend to make an investment in emerging market securities that requires disclosure in the principal risks.  The Registrant has added emerging markets risk to Carillon Scout Mid Cap Fund and Carillon Reams Unconstrained Bond Fund.
10.
For Carillon Eagle Investment Grade Bond Fund, Carillon Cougar Tactical Allocation Fund, Carillon Reams Core Bond Fund, Carillon Reams Core Plus Bond Fund, Carillon Reams Low Duration Bond Fund and Carillon Reams Unconstrained Bond Fund, please add a description of mortgage- and asset-backed securities to the principal investment strategies.

The Registrant has made the requested change.
11.
For Carillon Eagle Investment Grade Bond Fund, Carillon Cougar Tactical Allocation Fund, Carillon Reams Core Bond Fund, Carillon Reams Core Plus Bond Fund, Carillon Reams Low Duration Bond Fund and Carillon Reams Unconstrained Bond Fund, please explain supplementally why investments in mortgage- and asset-backed securities are appropriate for the Funds in light of the an open-end fund’s liquidity requirements.

The Registrant notes that most of the mortgage- and asset-backed securities in which the Funds intend to invest are considered liquid. Liquidity determinations with respect to the mortgage- and asset-backed securities in which the Funds invest are determined on a case-by-case basis. The combined mortgage- and asset-backed debt securities market has multiple trillions of dollars of outstanding issuance and liquidity exists across the vast majority of the market.  To the extent some mortgage- and asset-backed securities are considered illiquid, investments in such securities will be subject to the limitations of the 1940 Act and each Fund’s non-fundamental policy not to invest more than 15% of its net assets in illiquid securities.

Ms. Ashley Vroman-Lee
October 31, 2017

12.
For Carillon Eagle Investment Grade Bond Fund, the principal investment strategies disclose that the Fund may invest in commercial real estate securities.  Please add corresponding disclosure about real estate securities risk to the Fund’s principal risks.

The Registrant has deleted the reference to commercial real estate securities in the Fund’s principal investment strategies.
13.
For Carillon Eagle Investment Grade Bond Fund, Carillon Reams Core Bond Fund and Carillon Reams Core Plus Bond Fund, please add to interest rate risk an example of interest rate sensitivity based on a seven year duration.

The Registrant has made the requested change.
14.	For Carillon Reams Low Duration Bond Fund, please add to interest rate risk an example of interest rate sensitivity based on a four year duration.

The Registrant has made the requested change.
15.	For Carillon Reams Unconstrained Bond Fund, please add to interest rate risk an example of interest rate sensitivity based on an eight year duration.

The Registrant has made the requested change.
16.
For Carillon Eagle Investment Grade Bond Fund, municipal securities risk is disclosed as a principal risk for the Fund.  Please add corresponding disclosure to the Fund’s principal investment strategies.

The Fund’s principal investment strategies disclose that the Fund may invest in “debt securities issued by states or local governments and their agencies.”  The Registrant has added a parenthetical after this statement to indicate these are municipal securities.
17.
For Carillon Eagle Mid Cap Growth Fund, Carillon Eagle Mid Cap Stock Fund and Carillon Scout Mid Cap Fund, the principal risks include small cap company risk.  Please add corresponding disclosure regarding investments in small capitalization companies to each Fund’s principal investment strategies.

The Registrant has made the requested change.
18.	For Carillon Cougar Tactical Allocation Fund, please indicate whether underlying funds are affiliated with Carillon, Cougar or the Fund.

The Registrant confirms that the Fund currently intends to invest only in unaffiliated underlying funds.

Ms. Ashley Vroman-Lee
October 31, 2017

19.
For Carillon Cougar Tactical Allocation Fund, the principal investment strategies disclose that the Fund may “invest directly in a basket of securities that represent an asset class or investment type if it is determined that investing in an ETF for that type of investment is not feasible or otherwise not in the best interest of the fund.”  Please explain supplementally the circumstances in which investments in ETFs would not be in the best interests of the Fund.

The Registrant has deleted the words “or otherwise not in the best interest of the fund.”
20.
For Carillon Cougar Tactical Allocation Fund, the principal risks include focused holdings risk and emerging markets risk.  Please add corresponding disclosure to the Fund’s the principal investment strategies.

The Registrant notes that the third sentence of the Fund’s principal investment strategies discloses that “[e]ach underlying fund…invests in the equity securities of issuers in the U.S. and in foreign developed and emerging markets.”  The Registrant has added to the Fund’s principal investment strategies the following sentence: “The fund typically will hold a small number of underlying funds.”
21.
For Carillon Reams Core Bond Fund, Carillon Reams Core Plus Bond Fund and Carillon Reams Unconstrained Bond Fund, please disclose in each Fund’s principal investment strategies that the Fund will engage in frequent and active trading in the principal investment strategies.

The Registrant has made the requested change.
22.
For Carillon Reams Core Bond Fund, the principal investment strategies state that the “credit default swap agreements that the fund invests in may provide exposure to an index of securities representative of the entire investment grade and high yield fixed income markets.”  Please consider adding high yield securities risk to the Fund’s principal risks or revising the principal investment strategies disclosure to delete the reference to the high yield fixed income markets.

The Registrant has revised the principal investment strategies to state that “credit default swap agreements that the fund invests in may provide exposure to an index of securities representative of the entire investment grade fixed income market.”
23.
For Carillon Reams Core Bond Fund, Carillon Reams Core Plus Bond Fund, Carillon Reams Low Duration Bond Fund and Carillon Reams Unconstrained Bond Fund, the Fund’s principal investment strategies disclose that the Fund will invest in swaps, including credit default swaps.  If any Fund will invest in other types of swaps as part of its principal investment strategies, please include the requisite disclosure in the Fund’s principal investment strategies and principal risks.

The Registrant currently expects that each Fund will invest only in credit default swaps.  Therefore, the Registrant has not added additional disclosure to the Funds’ principal investment strategies and principal risks.

Ms. Ashley Vroman-Lee
October 31, 2017

24.
For Carillon Reams Core Bond Fund, Carillon Reams Core Plus Bond Fund, Carillon Reams Low Duration Bond Fund and Carillon Reams Unconstrained Bond Fund, please confirm the Fund’s investments in derivatives will be valued at the market price for purposes of the Fund’s 80% policy.

The Registrant confirms that each Fund’s investments in derivatives will be valued at the market price for purposes of the Fund’s 80% policy.
25.
For Carillon Reams Unconstrained Bond Fund the Fund’s principal investment strategies disclose that the “fund pursues its objective by investing at least 80% of its net assets in fixed income instruments.”  The Staff believes that Rule 35d-1 under the Investment Company Act of 1940 requires that the Fund adopt a policy to invest at least 80% of its net assets in “bonds” rather than “fixed income securities.”

The Registrant does not believe that a Fund’s use of the term “fixed income instruments” rather than “bond” in describing the Fund’s 80% policy raises any issue under Rule 35d-1. The staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the Investment Company Act of 1940 (“1940 Act”) and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”
26.	For Carillon Reams Unconstrained Bond Fund, please confirm that the expenses related to short sales are disclosed in the fee table.

The Registrant confirms that the expenses related to short sales are disclosed in the “Other Expenses” line item in the fee table.
27.	In the “Additional Information About the Funds” section, please clarify the Funds’ principal investment strategies and separate this discussion for each Fund.

The Registrant has made the requested change.
28.	If the multi-manager order will be effective prior to the effectiveness of PEA 91, please include the date in the prospectus.

The Registrant has revised the disclosure to indicate that the Funds currently operate under the multi-manager order since the order was granted on October 16, 2017.
SAI Comments
29.	Please consider separating out the industry concentration policy for each Fund since the current format does not clearly disclose each Fund’s policy.

Ms. Ashley Vroman-Lee
October 31, 2017

The Registrant has made the requested change and added the names of the Funds to which each industry concentration policy applies.
30.	For all Funds, in the industry concentration policy, please add “tax-exempt” before securities in the parenthetical.

The Registrant has made the requested change.
* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Susan L. Walzer Daniel R. Dzibinski Carillon Tower Advisers, Inc.